 Exhibit 99.35

AMENDMENT AND WAIVER

This Amendment and Waiver Agreement (this "Agreement"), is made as of the 30th day of November, 2011, by and among POLYMET MINING CORP., a corporation existing under the laws of British Columbia (the "Company"), POLY MET MINING, INC., a corporation existing under the laws of the State of Minnesota (the "Issuer"), and GLENCORE AG, a corporation existing under the laws of Switzerland (the "Purchaser").

RECITALS

WHEREAS, the Company, the Issuer and the Purchaser are parties to that certain Purchase Agreement, dated as of October 31, 2008, as amended by Letter Agreement, dated November 28, 2008, as further amended by Amendment Letter No. 2, dated December 12, 2008, as further amended by Amendment Letter No. 3, dated December 19, 2008, as further amended by Amendment Letter No. 4, dated January 30, 2009, as further amended by Amendment Letter No. 5, dated February 24, 2009, as further amended by Amendment Letter No. 6, dated March 30, 2009, as further amended by Amendment Letter No. 7, dated April 28, 2009, as further amended by Amendment Letter No. 8, dated June 4, 2009, as further amended by Amendment Letter  No. 9, dated August 31, 2009, as further amended by Amendment Letter No. 10, dated October 20, 2009, and as further amended by Amendment Letter No. 11 dated November 16, 2009 (as amended, supplemented or otherwise modified from time to time, the "Purchase Agreement");

WHEREAS, pursuant to the Purchase Agreement, among other things, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a "Debenture" and collectively, the "Debentures") in four separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000, in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; and (2) the Company issued (i) a warrant, exercisable from time to time (the "Exchange Warrant"), to purchase common shares of the Company, without par value (the "Common Shares"), in an amount equal to the principal amount of the Debentures divided by US$4.00;

WHEREAS, (1) the first Debenture in the original principal amount of US$7,500,000 (the "Tranche A Debenture") was issued to the Purchaser on October 31, 2008; (2) the second Debenture in the original principal amount of US$7,500,000 (the "Tranche B Debenture") was issued to the Purchaser on December 24, 2009; (3) the third Debenture in the original principal amount of US$5,000,000 (the "Tranche C Debenture") was issued to the Purchaser on June 18, 2009; (4) the fourth Debenture in the original principal amount of US$5,000,000 (the "Tranche D Debenture" and together with the Tranche A Debenture, Tranche B Debenture and Tranche C Debenture, the "Outstanding Debentures") was issued to the Purchaser on September 2, 2009; and (5) US$[3,547,655] of interest has been capitalized as at the date hereof in connection with the Outstanding Debentures;

WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 12, 2010 (the "2010 Amendment and Waiver"), pursuant to which, among other things, the maturity date of each of the Outstanding Debentures and the expiration date of the Exchange Warrant were extended from September 30, 2011 to September 30, 2012;

WHEREAS, in consideration of entering into the 2010 Amendment and Waiver, among other things, the Company issued to the Purchaser a warrant to purchase 3,000,000 Common Shares at an exercise price of US$2.00 per share (the "2010 Warrant");

WHEREAS, the Company and the Purchaser entered into a Registration and Rights Agreement dated November 12, 2010 (the "Registration Rights Agreement"), allowing the Purchaser to require certain securities held by the Purchaser be registered under the 1933 Act (as defined in the Registration Rights Agreement) or Applicable Canadian Securities Laws (as defined in the Registration Rights Agreement); and

WHEREAS, the Company, the Issuer and the Purchaser desire to amend certain provisions of the Outstanding Debentures and the 2010 Warrant, and waive certain provisions of the Purchase Agreement and simultaneously with the execution of this Agreement, the Company and the Purchaser will execute and deliver (i) a Subscription Agreement pursuant to which, among other things, the Purchaser will purchase from the Company, and the Company will issue and sell to the Purchaser, an aggregate of 13,333,333 Common Shares and warrants to purchase up to an aggregate of 2,600,000 Common Shares at an exercise price of US$1.50 per share, for an aggregate purchase price of US$19,999,999.50; and (ii) an Amended and Restated Exchange Warrant which is exercisable by the Purchaser for Common Shares of the Company in an amount equal to the principal amount (including unpaid and accrued interest) of the Outstanding Debentures divided by US$1.50.

NOW THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.	Definitions

Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Purchase Agreement.

2.	Amendment to the Outstanding Debentures

From and after the Effective Date (as defined in section 5 hereof):

The "Maturity Date" of each of the Outstanding Debentures will be amended and extended from September 30, 2012 to "the earlier to occur of (i) the date which is 10 Business Days after the date on which (1) the Parent and/or the Company receive all permits required to commence construction of the NorthMet mine and Erie Plant facilities in St. Louis County, Minnesota (the "NorthMet Project") in form and substance satisfactory to the Holder, acting reasonably, and (2) Senior Construction Financing is made available to the Parent and/or the Company, in form and substance satisfactory to the Holder, acting reasonably, and (ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable in full on each Outstanding Debentures."

Following clause 3(g) of the Outstanding Debentures, the following will be added:

"3(h) The Company may not redeem the Outstanding Debentures pursuant to Section 3 hereof unless the Company and/or the Parent has received permits required to commence construction of the NorthMet Project in form and substance satisfactory to the Holder, acting reasonably, and Senior Construction Financing is made available to the Parent and/or the Company, in form and substance satisfactory to the Holder, acting reasonably."

3.	Amendment to the 2010 Warrant

From and after the Effective Date:

(a)	the "Purchase Price" of the 2010 Warrant will be reduced to US$1.50 per Common Share; and

(b)	the following will be added as a new clause 2A to the 2010 Warrant:

"Subject to the receipt of the necessary approvals (including, without limitation, any expiration or early termination of any applicable waiting periods) under the Hart-Scott-Rodino Act and other applicable regulatory approvals, if (i) the Current Market Price exceeds 150% of the Purchase Price, and (ii)(1) Poly Met Mining Inc. (the "Subsidiary") and/or the Company receive all permits required to commence construction of the NorthMet Project (as defined in the Purchase Agreement) in form and substance satisfactory to the Warrantholder, acting reasonably, and (2) Senior Construction Financing is made available to the Subsidiary and/or the Company (the "Threshold Period"), in form and substance satisfactory to the Warrantholder, acting reasonably, the Company may, within 10 Business Days after the end of any such Threshold Period, deliver a written notice to the Purchaser to require the Purchaser to exercise this Warrant for all but not less than all of the Warrant Shares.  The Purchaser shall have 20 Business Days to exercise the Warrants.  In the event that the Purchaser fails to so exercise the Warrant within 20 Business Days of receipt of the above-mentioned written notice, the 2010 Warrant shall expire and be null and void and the Company shall have no further rights of recourse against the Warrantholder."

4.	Waiver of Certain Defaults

Subject to Issuer's compliance with the terms and conditions of this Agreement, the Purchaser hereby agrees not to pursue and hereby waives any of its remedies under each of the Purchase Agreement and the Outstanding Debentures as a result of any Event of Default occurring due to the Company's failure to deliver (i) the executed consent to the NorthMet Lease Mortgage as described in Section 4.7(l) of the Purchase Agreement, and (ii) the documents and agreements described in subclauses (e), (j), (k), (l) and (m) (solely as such subclauses relate to the NorthMet Lease Mortgage) of Section 4.7 of the Purchase Agreement.  The waiver pursuant to this section 4 shall be effective as of the date prior to such Event of Default.

5.	Effectiveness

Notwithstanding the date of execution of this Agreement, this Agreement shall become effective and be deemed effective as of the closing of the private placement pursuant to a subscription agreement between the Purchaser and the Company dated November 30, 2011 with respect to the issuance of 13,333,333 common shares of the Company and 2,600,000 common share purchase warrants of the Company (the "Effective Date").

6.	Representations and Warranties of the Company

(a)
Each of the Company and the Issuer hereby confirms the representations and warranties in the Purchase Agreement are true and accurate as if the representation and warranty was given as of the date hereof and makes the following additional representations and warranties to the Purchaser:

(i)
Authorization; Enforcement. Each of the Company and the Issuer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the Issuer and the consummation by the Company and the Issuer of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and the Issuer and no further action is required by the Company and the Issuer, their boards of directors or their shareholders in connection herewith. This Agreement has been duly executed by the Company and the Issuer and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company and the Issuer enforceable against the Company and the Issuer in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)	The Purchaser hereby makes the following representations and warranties to the Company and the Issuer:

(i)
Authorization; Enforcement. The Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser and no further action is required by the Purchaser, its board of directors or its shareholders in connection herewith. This Agreement has been duly executed by the Purchaser and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

7.	Effect on Agreements

The foregoing amendments and agreements are given solely in respect of the transactions described herein. Except as expressly set forth herein, all of the terms and conditions of the 2010 Warrants and the Agreements (as defined the Purchase Agreement), as amended, shall continue in full force and effect after the execution of this Agreement, and shall not be in any way changed, modified or superseded by the terms set forth herein.

8.	Return of Debentures

The Purchaser covenants, that upon the mandatory exercise of the Exchange Warrant pursuant to paragraph 5(c) thereof, as amended from time to time, it will return the Debentures to the Company marked 'cancelled' following the notice from the Company that the Threshold Period (as defined in the Exchange Warrant) has been met.

9.	Filing of Form 6-K

The Company shall promptly upon receipt of a fully executed copy of this Agreement, furnish a Report of Foreign Private Issuer on Form 6-K to the United States Securities and Exchange Commission disclosing all material aspects of the transactions contemplated hereby.

10.	Amendments and Waivers

The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company, the Issuer and the Purchaser.

11.	Notices

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the applicable Agreement (as defined in the Purchase Agreement) or the 2010 Warrant as the case may be.

12.	Successors and Assigns

This Agreement may not be assigned by any party with the prior written consent of the other parties.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

13.	Execution and Counterparts

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

14.	Expenses

The parties hereto shall each pay the legal fees and disbursements of their respective legal counsel in connection with the preparation, negotiation, execution and delivery of this Agreement.

15.	Further Assurances

The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

16.	Governing Law

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

17.	Severability

If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

18.	Headings

The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

POLYMET MINING CORP.

By:	/s/ Douglas Newby
Name: Douglas Newby Title: Chief Financial Officer

POLY MET MINING, INC.

By:	/s/ Douglas Newby
Name: Douglas Newby Title: Chief Financial Officer

GLENCORE AG

By:	/s/ Daniel Maté
Name: Daniel Maté Title: Officer

By:	/s/ Richard Marshall
Name: Richard Marshall Title: Officer